Exhibit 19

[LETTERHEAD OF SOUTHERN FARM BUREAU LIFE INSURANCE COMPANY]

September 22, 2010

[Customer Name]

[Street Address]

[City, State, Zip]

[Policy Number]

Dear [Customer Name]:

On December 18, 2009, we mailed you a letter informing you of our decision to discontinue the sale of variable insurance products.  At that time, we also informed you of a transition in the servicing of your existing variable policy to our home office in Jackson, Mississippi.

Because of our decision to discontinue selling variable insurance products, and because your local Farm Bureau insurance agent is no longer permitted to service your existing variable policy, we are making available to you a one-time bonus offer (“OFFER”) to either exchange your variable policy for another policy with which your Farm Bureau insurance agent will be permitted to assist you, replace your policy for another company’s product, or else surrender your variable policy without a surrender charge.  The details of this OFFER follow.

Please read this letter carefully and discuss how the OFFER may benefit you with your financial advisor, tax advisor or other investment professional.  Call your Farm Bureau insurance agent or us at 1-800-237-2514 to discuss mechanics of or questions about the OFFER.  This OFFER is available only through December 15, 2010.

•                  Why is Southern Farm Bureau Life Insurance Company (“SFBLI”) no longer offering variable insurance products?

SFBLI offered variable insurance products — a variable annuity contract and a variable life insurance policy - for approximately ten years.  When we entered this market, we thought these were products that our customers wanted as part of their overall financial strategy.  As you are well aware, intervening events in the economy and the financial markets have affected customer decisions regarding the types of products they desire.  Decisions of our customers ultimately shape our company’s decision for offering a particular product at a particular time.

We designed our variable insurance products to provide retirement security combined with the potential for growth, and we believe they are sound investments that offer unique features and opportunities for investors.  While many of our customers, including you, took advantage of these investment products, overall they were selected by fewer of our customers than we expected.  Therefore, we concluded in late 2009 to discontinue selling these products.

•                  Why is SFBLI offering a bonus if I exchange or surrender my policy?

SFBLI is making this OFFER as part of our continuing process to discontinue our variable product operations.  We ceased selling new policies as of the close of business December 31, 2009.  We have continued to serve our existing customers from our home office in Jackson, Mississippi, but we recognize your desire to communicate directly with your Farm Bureau insurance agent in a one-on-one environment where you receive personal service for all your insurance business.  We value you and your continued patronage, and we know that the personal service you receive is an important part of your decision to do business with SFBLI.

For these reasons, we have decided to make this OFFER to our existing variable insurance customers.  We strongly urge you to consider this OFFER and to contact your financial advisor, tax advisor, or one of our account representatives at our home office to discuss how this OFFER may benefit you.

The OFFER

Our records indicate that you currently own an Adjustable Premium Variable Life Insurance (“APVL”) policy.  The benefits available to you if you exchange, replace or surrender your APVL policy under the OFFER include:

1)              Waiver of surrender charges;

2)              Bonus payment of 25% of your accumulated value (less any outstanding loan balances), calculated as of August 31, 2010, subject to a minimum of $250.00 and a maximum of $1,000.00;

3)              Waiver of underwriting for any SFBLI replacement life insurance policy up to the amount of death benefit under your existing policy; and

4)              Credit for suicide and contestability period expired under your existing APVL policy for any SFBLI replacement life insurance policy.

•                  How do I decide whether to exchange, replace or surrender?

What is best for you depends upon your particular circumstances.  Neither SFBLI nor your Farm Bureau insurance agent can recommend a course of action for you.  However, we are happy to answer any questions you may have regarding this OFFER.  Please consult with your financial advisor, tax advisor, or other investment professional, who can help ensure that you have sufficient facts necessary to help you make an informed decision.  Set out below are several facts that you may want to keep in mind when making your decision:

•                  The OFFER does not limit your rights under your APVL policy, including your right to do nothing.  However, by doing nothing, you will not receive the benefits of the OFFER, since you will continue to be invested in the variable subaccount or DIO options available under your existing policy.

•                  The OFFER applies to all premiums received as of August 31, 2010.  Any premiums received after this date will not be eligible for the bonus calculation.  Similarly, loans or partial withdrawals made after August 31, 2010, will decrease the amount you will receive under this OFFER by the amount of your loan or partial withdrawal, but will not affect the bonus calculation made as of August 31, 2010.

•                  If you accept the OFFER, you may no longer invest in the variable subaccount options currently available under your APVL policy.

•                  You will not incur surrender charges if you accept the OFFER.

•                  If you are considering an exchange or replacement that may enable you to avoid tax consequences, please remember that life insurance policies are not all alike. You should carefully consider the features of your APVL policy with those of another life insurance policy with us or a policy sold by any other life insurance company in which you may be interested.

•                  SFBLI is no longer offering APVL policies and does not offer any other variable insurance product.

•                  Any outstanding loan balances may be carried over to a new SFBLI policy or another life insurance company’s policy, but the amount of any outstanding loan balance under your existing APVL policy as of August 31, 2010 will reduce the value in your policy used to compute your bonus payment. Thus, depending upon the value in your policy and the amount of any existing loan, the loan may or may not affect the amount of your bonus payment.

•                  An exchange, replacement or surrender of your APVL policy will result in the termination of your APVL policy and any optional riders, including any future benefits available thereunder.

•                  A surrender of your APVL policy may result in tax consequences for you, including any penalties that may apply if your policy is classified as a modified endowment contract under tax rules.  If you have an outstanding loan on your APVL policy, all or part of the outstanding loan might be taxable upon surrender.  Please consult your tax advisor about the tax consequences of surrendering your APVL policy.

•                  Depending upon the status of the APVL policy you own, other restrictions and/or tax consequences may apply.  You should consult your tax advisor before making a final decision to ensure that you make a well-informed decision.

•                  How and by when must I accept the OFFER?

If you wish to accept this OFFER, please complete and return the enclosed Response Form and Request for Policy Surrender form in the enclosed yellow, postage pre-paid envelope as soon as possible, but in any case no later than December 15, 2010.  Depending upon which option you select on the Response Form, you may need to submit additional forms.  Regardless of your decision to exchange, replace or surrender your policy, or simply to do nothing, you should carefully consider all the facts and weigh the OFFER to determine whether it is suitable to fulfill your insurance and financial needs at this time.

You may respond to your Farm Bureau insurance agent or directly to us.  If you are considering a tax-free exchange to one of our traditional life insurance or fixed annuity products or another company’s product, you must do this prior to selecting to surrender your APVL in order to avoid tax consequences.

If you decide that you want to exchange your APVL policy for another one of SFBLI’s life or annuity products that is suitable for your needs, you should contact your Farm Bureau insurance agent, who will be able to explain the features of other available products and provide you with the proper forms and application necessary to complete this transaction. In this case, kindly return your Response Form with this option clearly marked, the completed Request for Policy Surrender form enclosed, application for new policy or contract, and any other required forms provided by your Farm Bureau insurance agent in the enclosed yellow, postage pre-paid envelope.

If you decide that you want to replace your APVL policy with another company’s life or annuity product, you should return the Response Form with this option clearly marked, the completed Request for Policy Surrender form, together with any forms provided to you by the other company that are necessary to complete this transaction in the enclosed yellow, postage pre-paid envelope.

If you decide to surrender your APVL and want us to send you a check for the accumulated value, plus the bonus payment with surrender charges waived, simply return the Response Form with that option clearly marked, together with the completed Request for Policy Surrender form in the enclosed yellow, postage pre-paid envelope. Remember that this may be a taxable event for you, so you should consult your tax advisor.

If you decide to do nothing, we ask that you return the Response Form with that option clearly marked in the enclosed yellow, postage pre-paid envelope as soon as possible.

If you need more information than we have provided with this letter to help you make a fully informed decision regarding this OFFER, please call your Farm Bureau insurance agent or us at 1-800-237-2514 before December 15, 2010.

WE RESERVE THE RIGHT TO MODIFY THE TERMS OF THIS OFFER AT ANY TIME PRIOR TO THE RECEIPT OF YOUR ACCEPTANCE AND OTHER INFORMATION NECESSARY TO PROCESS YOUR TRANSACTION.

Thank you again for placing your confidence in Southern Farm Bureau Life Insurance Company.

Joseph A. Purvis

Secretary

Enclosures (3): [Response Form, Request for Policy Surrender Form, Return Envelope].

RESPONSE FORM

ADJUSTABLE PREMIUM VARIABLE LIFE POLICY

LETTER OFFER

(Check One)

☐

ACCEPT and Exchange for SFBLI Policy.   I hereby accept the OFFER as described in SFBLI’s letter dated September 22, 2010, and want to exchange my APVL policy for another product that SFBLI offers. My application for the new policy/contract is attached to this Response Form along with a completed Request for Policy Surrender and any/all other required documents. Please process my application and issue my new SFBLI policy/contract. I understand that underwriting will be waived on my new policy up to the amount of death benefit under my APVL policy. I also understand that suicide and contestability credit will be applied to my new SFBLI policy to the extent that it has expired under my APVL policy. Please waive any surrender charges applicable to my APVL policy, add the bonus payment, and apply the value of my APVL policy, as set forth in the OFFER, to my new policy/contract.

☐

ACCEPT and Replace with Non-SFBLI Policy.   I hereby accept the OFFER as described in SFBLI’s letter dated September 22, 2010, and want to replace my APVL policy with another life insurance product issued by another insurance company. Attached to this Response Form is my completed Request for Policy Surrender form and all other required documents necessary to complete my request to replace my APVL policy. Please waive any surrender charges applicable to my APVL policy, apply the bonus payment, and send the value of my APVL policy, as set forth in the OFFER, to the company noted in the attached documents.

☐

ACCEPT and Surrender.   I hereby accept the OFFER as described in SFBLI’s letter dated September 22, 2010, and want to surrender my APVL policy, including any optional riders. Please waive any surrender charges applicable to my APVL policy, apply the bonus payment, and send me a check for the value of my APVL policy (less any outstanding loan balances), as set forth in the OFFER. I have completed and attached to this Response Form a Request for Policy Surrender form.

☐

No Change.   I DO NOT wish to accept the OFFER as described in SFBLI’s letter dated September 22, 2010. I understand that I may not be granted any waiver of surrender charges or bonus payment options to exchange, replace or surrender this policy in the future.

I understand and agree that all exchanges, replacements and surrenders are final and will result in the termination of my APVL policy and any optional riders, including the termination of all rights and benefits thereunder.  I further understand the tax consequences of my accepting the OFFER, including the fact that tax penalties may apply if my policy is a modified endowment contract and the surrender is being made before age 59 1/2.

Customer Signature

Print Name

APVL Policy Number

*********

I hereby confirm to SFBLI that (Check One):

☐

I met with my Farm Bureau insurance agent, _____________________________________, on ______________, 2010 to discuss the details of the OFFER that are contained in the OFFER letter dated September 22, 2010, and made the decision as noted above.

☐

I did not discuss this with my Farm Bureau insurance agent, but have personally reviewed the details of the OFFER that are contained in the OFFER letter dated September 22, 2010, and have made the decision as noted above.

Customer Signature

Print Name

APVL Policy Number

Agent Signature

Print Name

Agent Code